Exhibit 99.1

              JAGUAR MINING INC.

Interim Consolidated Financial Statements

March 31, 2010 and 2009

(unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31, 2010	December 31, 2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 9)	$95,053	$121,256
Short-term investments (Note 9)	5,811	-
Inventory	35,194	36,986
Prepaid expenses and sundry assets (Note 2)	18,047	19,050
Unrealized foreign exchange gains (Note 3(a))	581	1,280
	154,686	178,572

Prepaid expenses and sundry assets (Note 2)	38,339	35,837
Net smelter royalty (Note 8(c))	1,006	1,006
Restricted cash	908	108
Property, plant and equipment	225,631	205,329
Mineral exploration projects (Note 4)	138,187	129,743

	$558,757	$550,595

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$27,273	$22,892
Notes payable (Note 5)	6,382	5,366
Income taxes payable	16,440	15,641
Asset retirement obligations	539	510
	50,634	44,409

Deferred compensation liability	8,767	8,616
Notes payable (Note 5)	131,489	126,784
Future income taxes	11,470	11,821
Asset retirement obligations	12,624	12,331
Other liabilities	902	738
Total liabilities	215,886	204,699

Shareholders' equity
Common shares	367,791	365,667
Stock options	14,218	14,762
Contributed surplus	42,028	42,028
Deficit	(81,166)	(76,561)
	342,871	345,896
Commitments (Notes 3 and 10)
	$558,757	$550,595

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

Gold sales	$40,670	$33,285
Production costs (Note 6)	(25,140)	(17,083)
Stock-based compensation	(127)	(27)
Depletion and amortization	(8,033)	(4,883)
Gross profit	7,370	11,292

Operating expenses:
Exploration	1,107	639
Stock-based compensation (recovery)	(73)	994
Administration	4,297	3,761
Management fees (Note 8(a))	339	525
Amortization	124	102
Accretion expense	400	188
Other	689	753
Total operating expenses	6,883	6,962

Income before the following	487	4,330

Loss (gain) on forward foreign exchange derivatives (Note 3)	253	(287)
Foreign exchange loss (gain)	489	(2,578)
Interest expense	3,982	2,214
Interest income	(1,361)	(499)
Gain on disposition of property	(497)	(459)
Other non-operating expenses	-	741
Total other expenses	2,866	(868)

Income (loss) before income taxes	(2,379)	5,198
Income taxes
Current income taxes	2,385	440
Future income taxes	(159)	-
Total income taxes	2,226	440

Net income (loss) and comprehensive income (loss) for the period	(4,605)	4,758

Basic and diluted net income (loss) per share (Note 7)	$(0.05)	$0.07

Weighted average number of common shares outstanding - Basic (Note 7)	83,995,337	68,621,449
Weighted average number of common shares outstanding - Diluted (Note 7)	83,995,337	69,779,608

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(4,605)	$4,758
Items not involving cash:
Unrealized foreign exchange (gain) loss	323	(3,032)
Stock-based compensation	54	1,021
Non-cash interest expense	1,975	361
Accretion expense	400	188
Future income taxes	(159)	-
Depletion and amortization	8,157	4,985
Unrealized loss (gain) on foreign exchange contracts	699	(1,541)
Reclamation expenditure	(78)	-
	6,766	6,740

Change in non-cash operating working capital
Inventory	2,209	(304)
Prepaid expenses and sundry assets	(2,936)	(210)
Accounts payable and accrued liabilities	4,381	(419)
Current taxes payable	799	170
	11,219	5,977
Financing activities:
Issuance of common shares, special warrants and warrants, net	1,501	63,401
Increase in restricted cash	(800)	-
Repayment of debt	(68)	(288)
Increase in debt	3,542	-
Other long term liabilities	164	-
	4,339	63,113

Investing activities
Short term investments	(5,811)	-
Mineral exploration projects	(8,393)	(1,667)
Purchase of property, plant and equipment	(28,537)	(3,897)
	(42,741)	(5,564)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	980	605
Increase (decrease) in cash and cash equivalents	(26,203)	64,131
Cash and cash equivalents, beginning of period	121,256	20,560
Cash and cash equivalents, end of period	$95,053	$84,691

Supplemental cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)

	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, December 31, 2008	63,982,281	245,067	7,061,013	19,059	1,167	(68,569)	196,724
Public offering	13,915,000	63,342	-	-	-	-	63,342
Exercise of stock options	40,100	181	(40,100)	(58)	-	-	123
Unvested options expired upon termination	-	-	(17,000)	(28)	-	-	(28)
Stock based compensation	-	-	-	158	-	-	158
Net income	-	-	-	-	-	4,758	4,758
Balance, March 31, 2009	77,937,381	308,590	7,003,913	19,131	1,167	(63,811)	265,077

Balance, December 31, 2009	83,714,648	365,667	4,596,500	14,762	42,028	(76,561)	345,896
Exercise of stock options	354,000	2,124	(354,000)	(623)	-	-	1,501
Stock based compensation	-	-	-	79	-	-	79
Net income	-	-	-	-	-	(4,605)	(4,605)
Balance, March 31, 2010	84,068,648	367,791	4,242,500	14,218	42,028	(81,166)	342,871

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

1.         Significant Accounting Policies:

The interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements.  The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles (“Canadian GAAP”) for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	Accounting Standards Issued But Not Yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with accounting principles generally accepted in the United States (“US GAAP”) and International Financial Reporting Standards (“IFRS”) and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

1.         Significant Accounting Policies (continued):

(a)	Accounting Standards Issued But Not Yet Implemented (continued):

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

2.         Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  At March 31, 2010 total recoverable taxes denominated in Brazilian reais (R$) amounted R$94.6 million ($53.1 million) (December 31, 2009 - R$89.1 million ($51.2 million).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

3.         Risk Management Policies:

(a)	Derivative Financial Instruments

Forward foreign exchange contracts:

As at March 31, 2010, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in		Settlement
	thousands of		amount in
	US$		thousands of R$
30-Apr-10	$1,000	R$	1,932
30-Apr-10	2,000		3,902
28-May-10	2,000		3,920
28-May-10	1,000		1,825
30-Jun-10	1,000		1,837
30-Jun-10	1,000		1,843
30-Jun-10	1,000		1,845
30-Jul-10	1,000		1,858
30-Jul-10	1,000		1,829
30-Jul-10	1,000		1,832
30-Jul-10	1,000		1,845
30-Jul-10	1,000		1,849
31-Aug-10	1,000		1,843
31-Aug-10	1,000		1,845
31-Aug-10	1,000		1,858
31-Aug-10	1,000		1,861
30-Sep-10	1,000		1,856
30-Sep-10	1,000		1,859
30-Sep-10	1,000		1,871
30-Sep-10	1,000		1,874
	$22,000	R$	41,184

At March 31, 2010, current assets include $581,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2009 current assets include $1.3 million of unrealized foreign exchange gains).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended
	March 31
	2010	2009
Unrealized loss (gain)	$699	$(1,541)
Realized loss (gain)	(446)	1,254
	$253	$(287)

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

4.         Mineral Exploration Projects:

	December 31,	Additions	March 31,
	2009		2010
Paciência	$3,705	$867	$4,572
Turmalina	467	342	809
Caeté	72,367	5,718	78,085
Faina and Pontal	2,388	882	3,270
Gurupi project	50,816	635	51,451
	$129,743	$8,444	$138,187

5.         Notes Payable:

	March 31,	December 31,
	2010	2009
Due to Banco Bradesco	$71	$96
Due to Banco Bradesco	384	471
Due to CVRD	11,404	11,125
Convertible notes	122,433	120,458
Banco Safra (a)	3,579	-
	137,871	132,150
Less: Current portion	6,382	5,366
	$131,489	$126,784

	March 31,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Notes Payable	$137,871	$137,908	$132,150	$147,734

(a)	Due to Banco Safra

Relates to a secured credit facility of $3.8 million of which $3.6 million was outstanding as of March 31, 2010 (December 31, 2009 - $nil).  The equipment loan bears interest at 6% per annum and is repayable over 36 months.  The loan is secured by the equipment purchased.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

6.         Write Down on Sabará Property:

During December 2009 the Company decided to terminate production at the Sabará plant which had been idle since August 2009.  The assets related to the Sabará property were evaluated for recoverability, based on salvage value, and a property, plant and equipment write down of $2.8 million was recorded in 2009.  During December 2009 a write down of inventory of $696,000 related to the Sabará property was also taken.  During the three months ended March 31, 2010 the remaining inventory at Sabará was sold at less than the estimated net realizable value and a loss of $677,000 was recognized in production costs.

7.         Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three months ended
	March 31
	2010	2009
Numerator
Net income (loss) for the period	$(4,605)	$4,758

Denominator
Weighted average number of common shares outstanding - Basic	83,995	68,621
Dilutive effect of options	-	1,159
Weighted average number of common shares outstanding - Diluted	83,995	69,780
Basic and diluted net income (loss) per share	$(0.05)	$0.07

Options and convertible notes considered	Three months ended
anti-dilutive (in thousands)	March 31
	2010	2009
Options	4,420	5,874
4.5% Senior convertible notes (Note 5) - common shares issuable upon conversion	12,941	-
Total	17,361	5,874

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

8.         Related Party Transactions:

(a)
The Company incurred fees of $339,000 for the three months ended March 31, 2010 (three months ended March 31, 2009 - $525,000) from IMS Engenharia Mineral Ltda. (“IMS”), a company held by several officers of the Company, which provides operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMS to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $45,000 for the three months ended March 31, 2010 (three months ended March 31, 2009 - $45,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at March 31, 2010 prepaid expenses and sundry assets includes $114,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

The Company also incurred consulting fees and administrative service charges of $33,000 from BZI for the three months ended March 31, 2010 (three months ended March 31, 2009 - $144,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at March 31, 2010 accounts payable and accrued liabilities includes $13,000 due to BZI (December 31, 2009 - $58,000).

(c)
On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML”) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for the expected life of the project.  The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006.

PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  The judicial restructuring plan was approved by the court in April 2010. At this time the financial impact of the NSR due under the PML agreement with the Company is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at March 31, 2010 the amount of the obligation is approximately $1.0 million.

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($212,000).  As at March 31, 2010, prepaid expenses and sundry assets include $212,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

9.         Supplemental Cash Flow Information:

	Three months ended
	March 31
	2010	2009
Transfer of Zone C in return for forgiveness of royalties payable	$497	$459

	Three months ended
	March 31
	2010	2010
Interest paid	$149	$58
Income taxes paid	$-	$227

Cash and cash equivalents include R$66.3 million ($37.3 million) (December 31, 2009 - R$100.4 million ($57.6 million)) in bank certificates of deposit and $1.0 million in term deposits (December 31, 2009 - $1.0 million).

Short-term investments include R$10.3 million ($5.8 million) (December 31, 2009 - $nil) in bank certificates of deposit maturing in September 2010.

During the three months ended March 31, 2010 the Company paid no income tax installments in Brazil (three months ended March 31, 2009 R$527,000 ($227,000)).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2010 and 2009
(Unaudited)

10.       Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 3(a)).  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

Current liabilities
Accounts payable and accrued liabilities	$27,273	$-	$-	$-	$27,273
Income taxes payable	16,440	-	-	-	16,440
Notes Payable
Principal	6,733	9,493	165,000	-	181,226
Interest	8,701	15,075	14,850	-	38,626
Operating Lease Agreements	200	-	-	-	200
Management agreements (a)
Operations	912	446	-	-	1,358
Suppliers agreements
Mine operations (b)	1,795	-	-	-	1,795
Drilling (c)	539	-	-	-	539
Asset retirement obligations (d)	539	804	465	15,762	17,570
Total	$63,132	$25,818	$180,315	$15,762	$285,027

(a)	The terms of the management agreements are one to two years (Note 8(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.